Citigroup Investments Corporate Loan Fund Inc.
Voting Results

At a special meeting of the shareholders of the Fund held on May 31, 2005, the shareholders of the Fund voted to approve a new sub-investment advisory agreement among SBFM, the Fund and CAI. The results of the vote are set forth below:

	Common Shares	Preferred Shares
For	    8,713,315	      3,220
Against	          59,756	              8
Abstain	          78,414	              5